February 10, 2025

Rawney McVaney
Manager of FISYN Management Company LLC
FISYN FUND II LLC
777 Main Street, Suite 600
Fort Worth, TX 76102

       Re: FISYN FUND II LLC
           Offering Statement on Form 1-A
           Filed January 28, 2025
           File No. 024-12561
Dear Rawney McVaney:

       We have reviewed your offering statement and have the following comments.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments.

Offering Statement on Form 1-A filed January 28, 2025
Cover Page

1. Please revise to quantify the allocation of the offering amount between Class A
       Membership Interests and Class B Membership Interests.
Summary Information, page 4

2. Please revise to describe briefly the material terms of each of the Class A Membership
       Interests and the Class B Membership Interests, including to highlight any differences.
       Please also revise to specify and quantify the Manager's fees and compensation.
Compensation of Directors and Executive Officers, page 38

3. Please revise to disclose the disposition fee and the reimbursement of expenses, as described in Section 6.8 of the Company Agreement filed as Exhibit 2.2. February 10, 2025
Page 2
Securities Being Offered, page 65

4. Please revise to disclose the conversion rights of the Class B Membership Interests.
       Please also revise to reconcile your disclosure on page 70 that additional capital contributions may not be required with Section 3.4 of the Company Agreement filed as Exhibit 2.2, which appears to provide that the Manager may request additional capital contributions. Finally, as applicable, revise to disclose the Membership Interest
       Adjustment.

        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A,
Rule 257 of Regulation A requires you to file periodic and current reports, including a Form
1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

       Please contact Benjamin Holt at 202-551-6614 or David Link at 202-551-3356 with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Real
Estate & Construction
cc:   Arden Anderson, Esq.